UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
                         Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
                         Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

                         Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: APPOINTMENT OF**
GROUP COMPANY SECRETARY



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

APPOINTMENT OF GROUP COMPANY SECRETARY

In compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, shareholders are advised that Ms Lucy Mokoka has been appointed by the Board as Group Company Secretary of AngloGold Ashanti with effect from 11 January 2021.

Ms Mokoka is an admitted attorney and holds BJuris and LLB degrees. She has extensive company secretarial and corporate law experience, having worked for multinational companies such as Gold Fields, MTN and Tongaat Hulett. Prior to joining AGA, she was the Group Company Secretary, and Senior Vice President: Governance, Ethics and Compliance of Sasol. The Board is of the view that Ms Mokoka has the necessary expertise and experience to act in this role, in accordance with the JSE Listings Requirements.

The Board wishes Ms Mokoka all the best in her new position and looks forward to her contribution in this role.

Ms Lizelle Marwick who acted as Interim Company Secretary pending the appointment of a permanent Company Secretary, will accordingly step down as Interim Company Secretary.

ENDS

27 November 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 27, 2020

By: <u>/s/ L MARWICK</u>
Name: L Marwick
Title: EVP: General Counsel
              and Interim Company Secretary